CUSIP NO. 726503105

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934*
(Amendment #9)

Plains All American Pipeline, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

         726503105
(CUSIP Number)

Paul G. Allen
Vulcan Capital Private Equity Inc.
Vulcan Capital Private Equity Management I LLC
Vulcan Capital Private Equity I LLC
Vulcan Capital Private Equity II LLC
505 Fifth Avenue S, Suite 900
Seattle, Washington 98104
(206) 342-2000

Vulcan Energy Corporation
333 Clay Street, Suite 1600,
Houston, Texas 77002

December 23, 2010
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 726503105

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

CUSIP NO. 726503105

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul G. Allen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER: 16,293,379 Common Units
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 0
PERSON WITH	9	SOLE DISPOSITIVE POWER: 16,293,379 Common Units
	10	SHARED DISPOSITIVE POWER: 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,293,379 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% of Common Units
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726503105

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Capital Private Equity Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 3,903,259 Common Units
PERSON WITH	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,903,259 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,903,259 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726503105

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Capital Private Equity Management I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 3,706,044 Common Units
PERSON WITH	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,706,044 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,706,044 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 726503105

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Capital Private Equity I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 3,706,044 Common Units
PERSON WITH	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,706,044 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,706,044 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 726503105

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Capital Private Equity II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 197,215 Common Units
PERSON WITH	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 197,215 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,215 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 726503105

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 12,390,120 Common Units
PERSON WITH	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 12,390,120 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,390,120 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% of Common Units
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726503105

Introductory Note

This ninth amendment to the Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 3, 1993, as amended on July 3, 2001, July 23, 2004, October 13, 2004, December 20, 2004, August 12, 2005, September 3, 2008, September 10, 2009 and January 6, 2011.  This ninth amendment is filed by Paul G. Allen, Vulcan Capital Private Equity Inc., a Delaware corporation (“Vulcan Capital Inc.”), Vulcan Capital Private Equity Management I LLC, a Delaware limited liability company ("Vulcan Capital Management"), Vulcan Capital Private Equity I LLC, a Delaware limited liability company (“Vulcan Capital LLC”), Vulcan Capital Private Equity II LLC, a Delaware limited liability company (“Vulcan Capital II LLC”) and Vulcan Energy Corporation, a Delaware corporation (“Vulcan Energy” and collectively, the “Reporting Persons”), which is successor by merger to Plains Holdings II Inc., a Delaware corporation which was successor by merger to Plains Holdings Inc., a Delaware corporation which was successor by merger to Plains Resources Inc., a Delaware corporation, with respect to the Common Units of Plains All American Pipeline, L.P. (the “Issuer”), the principal executive offices of which are located at 333 Clay St., Suite 1600, Houston TX, 77002.  Except as otherwise specified in this Amendment, all previous Items are unchanged.  Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 6, 2011, a copy of which is attached as Exhibit 99.1 to the eighth amendment to this Schedule 13D filed by the Reporting Persons on January 6, 2011 and incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Exchange Act.

The purpose of this ninth amendment is solely to update the descriptions of the contracts, arrangements, understandings and relationships (legal or otherwise) involving the Reporting Persons, as further described in Item 6 below.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company

Item 6 is hereby amended by adding the following:

Transaction Agreement

Pursuant to that certain Transaction Agreement, dated as of December 7, 2010 (the “Transaction Agreement”), by and among Vulcan Energy, the Existing Owners, the Purchasers (each as defined in the Transaction Agreement) and the others named therein, Vulcan Energy agreed, among other things, that, prior to the earlier of (i) December 23, 2015 and (ii) the date, if any, on which Greg L. Armstrong ceases to be the Chairman of the Board and Chief Executive Officer of Plains All American GP LLC, neither it nor its affiliates would vote any Common Units of the Issuer in favor of any proposal to remove the general partner of the Issuer.  The summary description contained in this Item 6 of the Transaction Agreement is qualified in its entirety by reference to the full text of such document, which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

99.1	Transaction Agreement, dated December 7, 2010, by and among Vulcan Energy, the Existing Owners, the Purchasers (each as defined in the Transaction Agreement) and the others named therein.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  January 19, 2011

/s/ William L. McGrath
By: William L. McGrath
As Attorney-in-fact for Paul G. Allen

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 19, 2011

VULCAN CAPITAL PRIVATE EQUITY INC.

By:	/s/ William L. McGrath
Name: William L. McGrath
Title: Vice President and Secretary

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  January 19, 2011

VULCAN CAPITAL PRIVATE EQUITY MANAGEMENT I LLC

By: Vulcan Capital Private Equity Inc., its managing member

By:	/s/ William L. McGrath
Name: William L. McGrath
Title: Vice President and Secretary

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  January 19, 2011

VULCAN CAPITAL PRIVATE EQUITY I LLC

By: Vulcan Capital Private Equity Management I LLC, its manager

By: Vulcan Capital Private Equity Inc., its managing member

By:	/s/ William L. McGrath
Name: William L. McGrath
Title: Vice President and Secretary

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  January 19, 2011

VULCAN CAPITAL PRIVATE EQUITY II LLC

By: Vulcan Capital Private Equity Inc., its sole member

By:	/s/ William L. McGrath
Name: William L. McGrath
Title: Vice President and Secretary

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  January 19, 2011

VULCAN ENERGY CORPORATION

By:	/s/ T. Geoff McKay
Name: T. Geoff McKay
Title: Chairman and Vice President

Exhibit Index

Name of Exhibit

99.1	Transaction Agreement, dated December 7, 2010, by and among Vulcan Energy, the Existing Owners, the Purchasers (each as defined in the Transaction Agreement) and the others named therein.